Filed by Unilever N.V.

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Unilever N.V.

Commission File Number: 001-04547

Date: May 18, 2018

IMPORTANT INFORMATION

This document is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933 (the “Securities Act”), or an exemption therefrom.

In connection with the reorganisation of Unilever PLC and Unilever N.V. and their respective group companies (“Simplification”) under a new holding company (“New NV”), New NV has filed a registration statement on Form F-4, which includes a prospectus with respect to the merger of one of its subsidiaries with Unilever N.V. (the “Proposed Merger”) and Simplification. The final prospectus, will be delivered to shareholders of Unilever N.V. with a registered address in the United States and holders of Unilever N.V. New York registry shares.

New NV also expects to issue ordinary shares to security holders of Unilever PLC pursuant to a UK scheme of arrangement (the “Proposed Scheme”) in reliance upon the exemption from the registration requirements of the US Securities Act provided by section 3(a)(10) for which it will not file a registration statement. Unilever PLC intends to send or otherwise disseminate a scheme circular and other relevant documents with respect to the Proposed Scheme and Simplification to security holders of Unilever PLC.

The release, publication or distribution of this document in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this document is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER N.V. ARE URGED TO READ THE PROSPECTUS REGARDING THE PROPOSED MERGER AND SIMPLIFICATION CAREFULLY AND IN ITS ENTIRETY, INCLUDING THE EXHIBITS THERETO AND ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE PROPOSED MERGER AND SIMPLIFICATION.

SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER PLC ARE ADVISED TO READ THE SCHEME CIRCULAR AND OTHER RELEVANT DOCUMENTS REGARDING THE PROPOSED SCHEME AND THE SIMPLIFICATION CAREFULLY AND IN ITS ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE PROPOSED SCHEME AND SIMPLIFICATION.

Shareholders and security holders will be able to obtain free copies of the prospectus, as well as other filings containing information about New NV, Unilever PLC and Unilever N.V., without charge, at the

SEC’s website at http://www.sec.gov. Shareholders may also obtain these documents, without charge, from Unilever’s website at http://www.unilever.com. Shareholders and security holders will be able to obtain free copies of the scheme circular by going to Unilever’s website, www.unilever.com.

This document does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, New NV may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

This document does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase. It is not an advertisement and not a prospectus for the purposes of Directive 2003/71/EC, as amended. Any purchase of securities of New NV should only be made on the basis of information that will be contained in the prospectus to be issued in due course in connection with the proposed admission of New NV’s ordinary shares to (i) listing and trading on Euronext in Amsterdam (ii) the Official List of the United Kingdom Listing Authority and (iii) trading on the Main Market of the London Stock Exchange (the “EU Prospectus”), and to be approved by the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and passported to the United Kingdom, and any supplement or amendment thereto. The EU Prospectus will contain detailed information about the Company and its management, as well as financial statements and other financial data. The EU Prospectus, when published, will be available at http://www.unilever.com at no cost. It may be unlawful to distribute these materials in certain jurisdictions.

Deutsche Bank AG (“Deutsche Bank”) is authorised under German Banking Law (competent authority: European Central Bank) and, in the United Kingdom, by the Prudential Regulation Authority. It is subject to supervision by the European Central Bank and by BaFin, Germany’s Federal Financial Supervisory Authority, and is subject to limited regulation in the United Kingdom by the Prudential Regulation Authority and Financial Conduct Authority. UBS Limited (“UBS”) is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom.  Deutsche Bank and UBS are acting exclusively for Unilever and no one else in connection with the matters referred to in this document. In connection with such matters, Deutsche Bank, UBS, each of their affiliates, subsidiaries or branches and each of them or their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person for providing the protections afforded to their clients or for providing advice in relation to the contents of this document or any other matter referred to herein.

Safe Harbour

Where relevant, these actions are subject to the appropriate consultations and approvals.

This document may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, or the negative of these terms and other similar expressions of future performance or results and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the “Group” or “Unilever”). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; the effect of climate change on Unilever’s business; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2017 and the Unilever Annual Report and Accounts 2017.

On May 18, 2018, the Unilever UK Pensioners Club published a newsletter containing the following speech by Paul Polman, the Chief Executive Officer of Unilever N.V. and Unilever PLC, given on March 19, 2018:

Message to Unilever Pensioners Club Lunch, Monday 19th March 2018

I am sorry I cannot be with you this year.  I very much appreciated the opportunity to share in your annual lunch last year and was honoured to have been part of your 70th anniversary celebrations.

I am delighted, however, that Mike Shepherd – and Lysanne Gray – are both able to join you.

You will have seen that we made an important announcement last week about the future structure of the company and I wanted to take the opportunity to share the key elements with you.

The announcement – which was the outcome of a long and very careful process of deliberation by the Unilever Board - essentially had two parts.

First, a change to our organisational structure with the creation of three operating Divisions – Beauty & Personal Care, Home Care and Foods & Refreshment – each with greater responsibility to make long-term strategic choices and manage in-year financial performance.

Two of these economic drivers of the business – Beauty & Personal Care and Home Care – will be located in London, securing nearly £1 billion a year of continued spend in the UK, including a significant ongoing commitment to R&D.  Together, these two fast-growing divisions account today for around 60% of Unilever’s total turnover.

The Foods & Refreshment division will be based in Rotterdam.

Second, we are proposing to simplify our corporate structure by moving from two legal entities to one, which will be incorporated in the Netherlands and supported by a small corporate centre.  The

Board’s decision reflects the fact Unilever NV accounts for approximately 55% of the group’s share capital and trades with greater liquidity than PLC.

Unilever will continue to be listed in London, Amsterdam and New York.  The changes also strengthen further our corporate governance, creating for the first time a ‘one share, one vote’ principle for all shareholders.

Unilever’s employment of 7,300 people in the UK and 3,100 in the Netherlands will be unaffected by the changes.

These are important changes but ones the Board feels are essential to help secure and promote the long-term competitiveness of the company.

They build on Unilever’s long and proud heritage, and - with the decision to headquarter the Divisions in the UK and the Netherlands - they underscore our long-term commitment to both countries.  I was able to explain this directly to the Prime Minister, Theresa May, and certainly the UK Government understands the strength of our ongoing commitment to this country.

I also want to assure you that our commitment to supporting the Pension Fund here in the UK remains unchanged.  Last year we paid £600m into the Fund to help clear the deficit and we will continue work constructively with the Trustees on all matters going forward.

In making a change of this kind, we are only too aware of the strength of the values that underpin this great company – and to which all of you have contributed – and I can assure you that we will continue to work hard to preserve and build on these values for the future.

With that, I will leave you to enjoy the rest of the time at your lunch.  Thank you for your continued support of the company, which we greatly appreciate.

With warmest regards

Paul